Exhibit B

TRANSACTIONS IN THE ORDINARY SHARES IN THE LAST 60 DAYS

US Dollar Denominated Purchases by CMB

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
12/12/2022	535,600	$19.5908

Euro Denominated Purchases by CMB

(in US Dollars)*

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
12/12/2022	555,000	$19.1736
*	These transactions were conducted in Euros and converted to US Dollars at a conversion rate in effect on the relevant trade date.